SUBORDINATED PROMISSORY NOTE

$1,000,000.00	October 1, 2015

FOR VALUE RECEIVED, the undersigned, QUEST SOLUTION, INC., a Delaware corporation, (the “Maker”), promises to pay VIASCAN GROUP, INC., a Canadian corporation (the “Holder”), the principal amount of One Million and No/100 Dollars ($1,000,000.00), plus accrued interest, if any, as set forth below.

This promissory note (this “Note”) is given to evidence the obligation of the Maker to Holder in connection with the purchase of certain Shares as defined and understood pursuant that certain Acquisition Agreement, between and among Maker and Holder, dated as of the date hereof (the “Acquisition Agreement”). Any capitalized terms not specifically defined herein shall have the meaning set forth in the Acquisition Agreement.

1. Interest. Until the occurrence of an Event of Default (as defined below), this Note shall bear no interest. Upon the occurrence of an Event of Default, the unpaid principal portion of this Note shall bear simple, non-compounding interest at the rate of six percent (6%) per annum until this Note is paid in full. Interest on this Note shall be computed on the basis of the actual number of days elapsed in a year consisting of 360 days (twelve calendar months of thirty days).

2. Payment Obligation.

(a) The outstanding principal balance of this Note shall be due and payable on or prior to January 31, 2016.

(b) The sums due under this Note may, at the option of Maker, be reduced or offset by any amount Holder owes to Maker under the provisions of the Acquisition Agreement related to representations, warranties, covenants and/or indemnification, or any other amount owed by Holder to Maker.

(c) All payments required under this Note shall be calculated in United States dollars and paid in Canadian dollars using the arithmetic average of the daily exchange rates (e.g., CN Dollar/ US Dollar), during the five (5) day period preceding the payment, taken from The Wall Street journal, Eastern U.S. Edition, or, if such exchange rates are not available with respect to any given day, from the ‘Reuters Daily Rate Report’.

3. Default. The occurrence of any of the following shall constitute an “Event of Default” under this Note:

(a) failure to make any payment of principal or interest hereunder when due, which failure is not cured within five (5) days following Maker’s receipt of written notice from Holder; or

(b) the filing of a petition by or against the Maker under any provision of the Bankruptcy Reform Act, Title 11 of the United States Code, as amended or recodified from time to time, or under any similar law relating to bankruptcy, insolvency or other relief for debtors; or appointment of a receiver, trustee, custodian or liquidator of or for all or any part of the assets or property of the Maker; or the insolvency of the Maker; or the making of a general assignment for the benefit of creditors by the Maker.

Upon the occurrence of any Event of Default, the unpaid principal amount of this Note, and all such other amounts shall, at the option of Holder and after written notice to Maker, become immediately due and payable.

4. Prepayment. This Note may be prepaid in whole or in part at any time without the payment of any unearned interest, penalty, or premium. Unless otherwise expressly stated herein, each and every payment (including all partial payments or prepayments) received by Holder under this Note shall be applied first to outstanding interest and then to outstanding principal.

5. Subordination. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all of Maker’s Senior Indebtedness, whether currently outstanding or incurred in the future by the Maker. “Senior Indebtedness” shall mean any existing or future line of credit, term loan or credit facility with any bank, lessor or other financial or lending institution approved by the Maker’s Board of Directors, provided that maximum principal amount of all Senior Indebtedness shall not exceed $15 million.

5.1 Insolvency Proceedings. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshalling of the assets and liabilities of the Maker, (a) no amount shall be paid by the Maker in respect of the principal balance, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal and interest and other amounts payable in respect of the Senior Indebtedness then outstanding shall be paid in full, and (b) no claim or proof of claim shall be filed with the Maker by or on behalf of Holder that shall assert any right to receive any payments in respect of the principal balance and interest and other amounts payable on this Note except subject to the payment in full of the principal of and interest and other amounts payable in respect of all of the Senior Indebtedness then outstanding.

5.2 Further Assurances. By acceptance of this Note, Holder agrees to execute and deliver a customary form of subordination agreement if requested from time to time by holders of Senior Indebtedness; provided that such form shall not impose on Holder terms less favorable than those provided herein.

5.3 Subrogation. Subject to the payment in full of all Senior Indebtedness, Holder shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions indefeasibly made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 5) to receive payments and distributions of assets of the Maker applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between the Maker and its creditors, other than the holders of Senior Indebtedness and Holder, be deemed to be a payment by the Maker to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Holder would be entitled except for the provisions of this Section 5 shall, as between the Maker and its creditors, other than the holders of Senior Indebtedness and Holder, be deemed to be a payment by the Maker to or on account of the Senior Indebtedness.

5.4. No Impairment. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 5 to receive cash, securities or other properties otherwise payable or deliverable to the Holder, nothing contained in this Section 5 shall impair, as between the Maker and Holder, the obligation of the Maker, subject to the terms and conditions hereof, to pay to Holder the sums due under this Note when the same become due and payable, or shall prevent Holder, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

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6. Non-negotiable. Notwithstanding anything in the foregoing to the contrary, Holder shall not have any right to assign or negotiate this Note without the express written consent of Maker.

7. Assignment. Subject to the provisions of Section 6, the rights and obligations of the Maker and the Holder will be binding upon and inure to the benefit of the permitted successors, assigns, heirs, administrators and transferees of the parties.

8. Waiver and Amendment. Any provision of this Note may be amended, waived or modified upon the written consent of the Maker and the Holder.

9. Notices. Any notice, request or other communication required or permitted hereunder will be in writing and shall be deemed to have been duly given if personally delivered or mailed by a nationally recognized overnight delivery services (e.g. Federal Express) at the respective addresses of the parties as set forth below, or emailed. Any party hereto may by notice so given change its address for future notice hereunder. Notice will conclusively be deemed to have been given when personally delivered or emailed or when deposited in the mail in the manner set forth above, and will be deemed to have been received when delivered.

If to the Maker:

Quest Solution, Inc.

PO Box 22736, Eugene, OR 97402

Attn: Tom Miller

Email: tmiller@questsolution.com

with a copy (but not as notice) to:

Baker, Donelson, Bearman, Caldwell and Berkowitz, PC

3414 Peachtree Road, Suite 1600, Atlanta, Georgia 30326

Attn: Joseph R. Delgado, Esq.

Email: jdelgado@bakerdonelson.com

If to the Holder:

Viascan Group, Inc.

8102 Route Transcanadienne,

Montreal, Quebec H4S 1M5.

Attn.: Gilles Gaudreault

Email: ggaudreault@viascanqdata.com

with a copy (but not as notice) to:

Martel, Cantin lawyers

1010, Sherbrooke St. W, suite 605, Montreal, Quebec, H3A 2R7

Attn: Thierry L. Martel

Email: thierrymartel@martelcantin.ca

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10. Excess Fees. Notwithstanding anything to the contrary contained herein, in no event shall the total of all charges payable under this Note which are or could be held to be in the nature of interest, exceed the maximum rate permitted to be charged under any applicable law. Should Holder receive any payment which is or would be in excess of that permitted to be charged under any applicable law, such payment shall be deemed to have been made in error and shall automatically either be reduced immediately to the maximum amount permitted by law or, if required to comply with applicable law, be canceled and, if theretofore paid, at the option of Holder, be refunded to the Maker or applied to reduce the principal balance outstanding on this Note.

11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, excluding that body of law relating to conflict of laws.

12. Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

13. Time of the Essence. Time is of the essence of this Note.

14. Headings: References. All headings used herein are used for convenience only and will not be used to construe or interpret this Note.

IN WITNESS WHEREOF, the undersigned has issued this Note as of the date first above written.

MAKER:

Quest Solution, Inc.

By:	/s/ Thomas Miller
Thomas Miller, Chief Executive Officer

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